
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

June 15, 2018

Alex Martin
Chief Executive Officer
Realm Therapeutics plc
267 Great Valley Parkway
Malvern, PA 19355

> **Re:** **Realm Therapeutics plc**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed June 14, 2018**
> **Response Dated June 13, 2018**
> **File No. 333-225121**

Dear Mr. Martin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2018 letter.

Prospectus Cover Page

1. We note your response to comment 1 and your revised disclosure. Please confirm to us, as your disclosure suggests, that your ordinary shares will be priced at a price substantially the same as your home market trading price, at least until your ordinary shares begin trading on NASDAQ.

Risk Factors, page 9

2. We note your response to comment 4 and the new risk factor disclosure. Please enhance the risk factor to discuss the specific risks and consequences to holders of ADSs as a result of their inability to pursue a jury trial for any claims they may seek to bring against

you or the depositary. Please also discuss the enforceability of this provision. Finally, if true, state that holders of ADSs have not waived any other rights under the federal securities laws.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sondra Snyder, Staff Accountant, at (202) 551- 3332 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551- 3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products